The Royce Funds	745 Fifth Avenue New York, NY 10151 212-508-4500 800-221-4268 e-mail: funds@roycefunds.com website: www.roycefunds.com
September 18, 2017

Securities and Exchange Commission
Attn:  Mr. Chad Eskildsen
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Annual Report to Shareholders for the year ended December 31, 2016 for each of The Royce Fund (File No. 811-03599) and Royce Capital Fund (File No. 811-07537
Dear Mr. Eskildsen:

        At your request, and as we discussed over the telephone, in connection with the staff’s follow up questions to the response letter we sent you dated September 7, 2017, set forth below are the staff’s further questions and the relevant Funds' responses.

The Royce Fund and Royce Capital Fund (the “Funds”):

1.
Question:   Please describe the Funds’ procedures in effect prior to September 1, 2017 for identifying underlying fund expenses for inclusion in acquired fund fee and expense (“AFFE”) calculations relating to disclosure in the Fee Tables in the Prospectuses for all series of the above Funds.

Response:  When the Funds purchase a security not previously held by other Royce & Associates (“R&A”) client accounts, an R&A Research Assistant completes a Data Checklist Report for the security which sets forth information about the security including its shares outstanding, security type, industry and other information including whether or not the security is issued by an investment company.  This information is largely sourced by the Research Analyst from Bloomberg, but if certain necessary information is not available on Bloomberg, the financial statements for the company issuing the security are utilized by the Research Analyst.  Once the Data Checklist Report is complete, the Research Analyst presents the Report to the Portfolio Manager who purchased the security.  The Portfolio Manager reviews the Data Checklist for accuracy, and, if satisfied that all information on the Data Checklist is accurate, signs and returns the Signed Checklist to the Research Assistant.   The completed Data Checklist then serves as the source of the data used by R&A’s internal report system that will, among other things, generate the list of investment companies to be included each year in the calculation of a AFFE information for purposes of preparing the fee table in each Fund’s Prospectus.

2.	Question: Why was Newtech Business Security Corp. (“Newtech”) not included in the acquired fund fee and expense calculations for 2016 and 2017 for the above funds?

Response:  The Research Assistant mistakenly marked it as not an investment company on the Data Checklist.  The Portfolio Manager overlooked this mistake when he reviewed the Data Checklist and mistakenly approved and signed a Data Checklist containing this mistake.

3.	Question: For what period of time was the prospectus disclosure relating to AFFE inaccurate for each of the three funds?

Response:  The Fund’s AFFE disclosure was inaccurate for the time periods, and to the extent, set forth below:

The  Royce Micro-Cap Fund (“RMC”) Prospectus for the period between May 1, 2016 and May 1, 2017 disclosed .01% in AFFE for the year ended December 31, 2015.  Had it reflected NEWT’s underlying, indirect expenses it would have disclosed .02% in AFFE for the year ended December 31, 2015.

The Royce Capital Fund – Micro-Cap Portfolio (“RCM”) Prospectus for the period between May 1, 2016 and May 1, 2017 disclosed .01% in AFFE for the year ended December 31, 2015.  Had it reflected NEWT’s underlying, indirect expenses it would have disclosed .02% in AFFE for the year ended December 31, 2015.

The Royce Low-Priced Stock Fund (“RLP”) Prospectus for the period between May 1, 2017 and September 5, 2017 disclosed .01% in AFFE for the year ended December 31, 2016.  Had it reflected NEWT’s underlying, indirect expenses it would have disclosed .10% in AFFE for the year ended December 31, 2016.

RMC’s Prospectus for the period between May 1, 2017 and September 5, 2017 disclosed no AFFE for the year ended December 31, 2016.  Had it reflected NEWT’s underlying, indirect expenses it would have disclosed .09% in AFFE for the year ended December 31, 2016.

RCM’s Prospectus for the period between May 1, 2017 and September 5, 2017 disclosed .01% in AFFE for the year ended December 31, 2016.  Had it reflected NEWT’s underlying, indirect expenses it would have disclosed .08% in AFFE for the year ended December 31, 2016.

4.	Question: What analysis have the Funds’ performed to determine why NEWT was not included in the AFFE calculations for 2016 and 2017 prospectus fee tables and what did that analysis conclude:

Response:  The Funds examined the Data Checklist Report prepared for NEWT, noted that it incorrectly indicated that NEWT was not an investment company, interviewed the Research Analyst regarding her mistake in completing the Data Checklist Report and interviewed the Portfolio Manager regarding his mistake in approving the Data Checklist.  The conclusion was that the failure to include NEWT in the calculation was due to the human errors of the Research Analyst and the Portfolio Manager, respectively.

5.	Question: Have any corrective actions been implemented by the Funds to ensure that similar errors do not occur in the future?

Response:  Yes. In addition to discussions with the Research Analyst and Portfolio Manager to attempt to ensure that they don’t make similar errors in the future, an additional step has been added to the process.  Namely, the Research Analyst, before submitting the Data Checklist Report to the Portfolio Manager for approval, first checks on Bloomberg to determine if the company issuing the newly acquired security has filed any of the following forms with the SEC:  Forms N-1A, N-1A/A, N-2, N-2/A, N-54A, N-54A/A, N-6F or N-6F/A.  The corrective actions were reported to the Boards of Trustees of the Funds, and to counsel to the Independent Trustees of each Fund, at Regular Board Meetings on September 8, 2017.

6.
Question:  What, if any, additional steps do the Funds intend to take with respect to shareholders who purchased shares of RLP between May 1, 2017 and September 6, 2017 or who purchased shares of RMC or RCM between May 1, 2016 and September 6, 2017?

Response:  Beyond the correction of each Fund’s prospectus disclosure as noted in our September 7, 2017 response letter, the Funds do not intend to take any additional steps with respect to such shareholders.  In considering this issue, the Funds and counsel to the Funds’ independent trustees considered, among other things, the following:  (i) the inaccurate disclosure of AFFE detailed above did not impact the net asset value or offering price of the shares of any Fund, (ii) each Fund’s disclosures in its prospectus were entirely consistent with the audited financial statements for each Fund, and (iii) the Funds do not believe the inaccuracies in AFFE prospectus disclosures were material to an investor’s investment decision to purchase shares of any of the Funds.  In addition, it was noted that none of the Funds is a “Fund of Funds” and that, as of December 31, 2016, RLP held one out of 160 portfolio positions that was an investment company and it represented .61% of its assets and each of RMC and RCM held two out of 165 positions that were investment companies together representing .85% and .69% of such Funds’ assets, respectively.  Finally it was noted that investors in NEWT, including the Funds, had enjoyed a greater than 50% total return on their NEWT shares held for the period May 1, 2016 through September 5, 2017.

Please direct any further communication relating to this filing to John E. Denneen at (212) 508-4578.

Very truly yours,
/s/ Peter K. Hoglund Peter K. Hoglund Treasurer	/s/ John E. Denneen John E. Denneen Secretary
cc:	Christopher D. Clark
Mary Macchia
Frank P. Bruno, Esq.